UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 AutoInfo, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    052777109
                                 (CUSIP Number)

                             Michael J. Weiner, Esq.
                 C/o Meltzer, Lippe, Goldstein & Schlissel, LLP
                                190 Willis Avenue
                                Mineola, NY 11501
                                 (516) 747-0300
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                     December 31, 2001 and January 15, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 052777109                 SCHEDULE 13D/A             Page 2 of 4 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Harry M. Wachtel
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a) [ ]
                                                      (b) [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*
     Not Applicable

--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------

     NUMBER OF     7        SOLE VOTING POWER
      SHARES                9,770,000**

                   -------------------------------------------------------------

   BENEFICIALLY    8        SHARED VOTING POWER
     OWNED BY               0

                   -------------------------------------------------------------

       EACH        9         SOLE DISPOSITIVE POWER
     REPORTING               9,770,000**

                   -------------------------------------------------------------

      PERSON       10       SHARED DISPOSITIVE POWER
       WITH                 0

                   -------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,770,000***

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.8% (See Item 5)

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Includes 800,000 shares of Common Stock issuable upon conversion of a convertible debenture.

     This Amendment No. 1 to the Schedule 13D previously filed on December 18, 2000 by Harry M. Wachtel (the "Reporting Person")relates to the changes in the Reporting Person's beneficial ownership of Common Stock of AutoInfo, Inc., a Delaware corporation (the "Company"), resulting from the disposition by gift of shares of Common Stock of the Company. Except as expressly stated herein, there have been no other material changes in the information set forth in the Schedule 13D

Item 1. Security and Issuer.

     The second sentence in Item 1 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

     The address of the Company's principal executive office is 6401 Congress Avenue, Suite 230, Boca Raton, FL 33487.


Item 2. Identity and Background.

     Item 2(b) of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

     (b)   Business Address:  6401 Congress Avenue, Suite 230
                              Boca Raton, FL 33487

Item 5. Interest in Securities of the Issuer.

     (a) The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person is 9,770,000, which includes 8,970,000 shares of Common Stock issued on December 6, 2000 in connection with the merger of Sunteck Transport Co., Inc. and a wholly owned subsidiary of the Company, and 800,000 shares of Common Stock issuable upon conversion of a convertible debenture issued to the Reporting Person by the Company in December, 2000. The 9,770,000 represents approximately 34.8% of the outstanding shares Common Stock of the Company. The aggregate percentage of outstanding shares of Common Stock beneficially owned by the Reporting Person is based upon the aggregate of 28,097,923 outstanding shares of Common Stock of the Company consisting of (i) approximately 27,297,923 shares of Common Stock issued and outstanding as of November 9, 2001, as reported in the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001 and (ii) the issuance of 800,000 shares of Common Stock upon conversion of the outstanding principal amount of the debenture.

     (b) The Reporting Person has sole voting and dispositive power with respect to 9,770,000 shares of Common Stock of the Company. The Reporting Person does not share voting or dispositive power with respect to the shares of Common Stock set forth herein.

                                Page 3 of 4 Pages

     (c) During the past 60 days, the Reporting Person and his wife have made the following gifts of shares of Common Stock of the Company, which resulted in changes to the Reporting Person's beneficial ownership in the Common Stock of the Company.

                                            Number of shares of
         Date of Gifts                      Common Stock of the Company
         -------------                      ---------------------------
         December 31, 2001                           520,000

         January 15, 2002                            510,000


                  (d)      Not applicable.

                  (e)      Not applicable.



                                   Signature.

     After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 23, 2002

                                                  /s/ Harry M. Wachtel
                                                  ------------------------
                                                      Harry M. Wachtel


                                Page 4 of 4 Pages